# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SANUWAVE Health, Inc., CIK 0001417663
CUSIP: 80303D305
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3360 Martin Farm Rd, Suite 100, Suwanee, Georgia (GA), 30024
Date of event which requires filing of this statement: 05/01/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-042119
Filed by CIK 0001595855

## Reporting persons
- Opaleye Management Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 858,569; sole dispositive power 0; shared dispositive power 858,569; aggregate amount beneficially owned 858,569 (9.99% of the class)
- Opaleye, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 853,569; sole dispositive power 0; shared dispositive power 853,569; aggregate amount beneficially owned 853,569 (9.93% of the class)
  Comment: Based on 8,594,209 Common Shares outstanding as of 03/24/2026 as reported by SANUWAVE Health, Inc. on 03/26/2026, in its Form 10-K.
- James Silverman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 858,569; sole dispositive power 0; shared dispositive power 858,569; aggregate amount beneficially owned 858,569 (9.99% of the class)

## Item 1. Issuer
Name of issuer: SANUWAVE Health, Inc.
Address of issuer's principal executive offices: 3360 Martin Farm Rd, Suite 100, Suwanee, GA, 30024

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) Opaleye Management Inc. (the "Adviser"), (ii) Opaleye, L.P. (the "Fund") and (iii) James Silverman (collectively, the "Reporting Persons").

The Fund directly holds 853,569 shares of common stock, par value $0.001 per share (the "Common Stock"), of SANUWAVE Health, Inc. (the "Issuer"). The Adviser, as investment adviser to the Fund and certain separately managed accounts, and Mr. Silverman, as the controlling person of the Adviser, may be deemed to beneficially own an aggregate of 858,569 shares of Common Stock.

The filing of this statement shall not be construed as an admission that any Reporting Person is the beneficial owner of any securities covered by this statement for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise.
Address of principal business office or, if none, residence: One Boston Place, 26th Floor, Boston, MA 02108
Citizenship: Opaleye Management Inc. - Massachusetts Opaleye, L.P. - Massachusetts James Silverman - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 858,569.00
Percent of class: 9.99 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 858,569.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 858,569.00

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and among the reporting persons

## Signatures
- Opaleye Management Inc.: /s/ James Silverman, President (05/04/2026)
- Opaleye, L.P.: /s/ James Silverman, General Partner (05/04/2026)
- James Silverman: /s/ James Silverman, Individually (05/04/2026)